Exhibit 99.2

Notice of Annual Meeting of Shareholders

You are invited to the Husky Energy Inc. Annual Meeting of Shareholders

When

Friday, May 5, 2017, 10:30 a.m. (Calgary time)

Where

BMO Centre, Palomino Room, 20 Roundup Way S.E., Calgary, Alberta T2G 2W1

Webcast

A live webcast of the meeting will be available at www.huskyenergy.com

Business of the Annual Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2016;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the meeting, or any adjournment or adjournments thereof.

You have the Right to Vote

Only shareholders of record at the close of business on March 20, 2017 are entitled to notice of and to attend the meeting, or any adjournment or adjournments thereof, and to vote thereat.

Important Information

Your participation at the meeting is important. If you do not expect to attend in person and would like your common shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone or by mail and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions and Answers section in the accompanying management information circular for more information on the voting methods available to you. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on May 3, 2017, or on the second last business day preceding any adjournment of the meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

By Order of the Board of Directors

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Calgary, Alberta, Canada

March 13, 2017

Management Information Circular

Table of Contents

VOTING QUESTIONS AND ANSWERS	1

PRINCIPAL HOLDERS OF VOTING SECURITIES	3

BUSINESS OF THE MEETING	4
Consolidated Financial Statements	4
Election of Directors	4
Appointment of Auditors	24
Other Matters to be Acted Upon	24

EXECUTIVE COMPENSATION	24
Compensation Discussion and Analysis	24
Elements of Compensation	26
Compensation of the President & Chief Executive Officer	29
Total Cost of Compensation	31
Compensation Governance	31
Performance Graph	33
Summary Compensation Table	34
Outstanding Share-Based Awards and Option-Based Awards	36
Incentive Plan Awards – Value Vested or Earned During the Year	37
Options Exercised during the Year	37
Retirement Plan	37
Employment Agreements	38
Securities Authorized for Issuance under Equity Compensation Plans	38

REPORTS OF COMMITTEES	39
Committee Composition	39
Audit Committee Report	40
Compensation Committee Report	43
Corporate Governance Committee Report	44
Health, Safety and Environment Committee Report	45

ADDITIONAL INFORMATION	46

SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

APPENDIX 1 – BOARD OF DIRECTORS MANDATE

Husky Energy Inc.

Annual Meeting of Shareholders To Be Held on May 5, 2017

Management Information Circular

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 5th day of May, 2017 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Annual Meeting of Shareholders.

Enclosed with this Circular is a form of proxy (Proxy) for use at the Meeting. Each shareholder who is entitled to attend the meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation’s 2016 Annual Report, containing the consolidated audited financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

The information contained in this Circular is given as of the 13th day of March, 2017, except where otherwise indicated.

Voting Questions and Answers

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 20, 2017. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the election of directors to the Board of Directors of the Corporation (Board of Directors) to serve until the close of the next annual meeting of shareholders; and

•	the appointment of KPMG LLP as auditors of the Corporation, to serve until the close of the next annual meeting of shareholders.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting to be passed.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose, including any matters that are amended or matters that are not on the original agenda.

If you have completed and returned a Proxy, the person named in the Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and on other matters which may properly come before the Meeting.

As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Proxy will vote on them in accordance with their best judgment.

Who is soliciting my Proxy?

The management of Husky is soliciting your Proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation, including the cost of delivery of this Circular to beneficial shareholders.

How do I vote?

If your Common Shares are registered in your name there are two ways you may vote: you may vote in person at the Meeting; or you may complete, sign and return the enclosed Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation’s transfer agent, Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

When do I need to return my completed Proxy?

To be represented by a person other than yourself you must deposit your completed Proxy with Computershare by no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on May 3, 2017, or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my Common Shares and how will they be voted if I return a Proxy?

By properly completing and returning a Proxy, you are authorizing the person(s) named in the Proxy to attend the Meeting and to vote your Common Shares.

The Common Shares represented by your Proxy must be voted as you instruct in the Proxy. If you properly complete and return your Proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by Proxies received by management will be voted:

•	FOR the individual election as directors of those nominees set out in this Circular; and

•	FOR the appointment of KPMG LLP as the auditors of the Corporation.

Can I appoint someone other than the individuals named in the enclosed Proxy to vote my Common Shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and vote on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Proxy, then strike out those printed names appearing on the Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my Common Shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Proxy.

Can I revoke a Proxy or voting instruction?

If you are a registered shareholder and have returned a Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)	completing and signing another Proxy bearing a later date, and delivering it to Computershare at the address specified in the Proxy at any time up to 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on May 3, 2017, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)	delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on May 3, 2017, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the Proxy and vote in person.

How many Common Shares are entitled to vote?

As of March 13, 2017, there were 1,005,451,854 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 20, 2017.

What if the ownership of my Common Shares has been transferred after March 20, 2017?

Any transferee or person acquiring Common Shares after March 20, 2017 may, on proof of ownership of Common Shares, demand of Computershare, not later than 10 days before the Meeting, that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Proxy, please contact Husky’s transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States, or outside of Canada or the United States at 1-514-982-7555.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Corporation, as at March 13, 2017, no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation, other than as set forth below:

Name	Number of Common Shares	Percentage of Common Shares
L.F. Investments S.à r.l.	294,703,249(1)	29.31%
Hutchison Whampoa Europe Investments S.à r.l.	403,986,043(2)	40.18%

Notes:

(1)	L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka-shing’s family are discretionary beneficiaries.

(2)	Hutchison Whampoa Europe Investments S.à r.l. is 100% indirectly owned by CK Hutchison Holdings Limited of which Mr. Li Ka-shing is the Chairman. Mr. Li Ka-shing, Mr. Victor T.K. Li and trusts of which members of Mr. Li’s family are discretionary beneficiaries hold approximately, directly and indirectly, a 30.16% interest in CK Hutchison Holdings Limited.

Business of the Meeting

Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2016 and the Auditor’s Report for these statements will be received at the Meeting. These statements and the Auditor’s Report are contained in the 2016 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual Meeting of Shareholders and this Circular.

Election of Directors

At the Meeting, it is proposed that 16 directors be elected to serve until the next annual meeting of shareholders or until their successors are elected or appointed. The Corporation’s Articles provide that the Corporation is to have a minimum of three directors and a maximum of 18. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The name of each of the persons proposed to be nominated for election as a director, their biographies for at least the five preceding years, the approximate number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2016 and the approximate number of deferred share units (DSUs) held as of December 31, 2016 are set out below. The information contained herein is based upon information furnished by the respective nominees.

The Board of Directors recommend that shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation, or until his or her successor is elected or appointed.

Li, Victor T.K. (Non-Independent) Hong Kong Special Administrative Region Age: 52 Co-Chair and Director since August 25, 2000

Mr. Li is the Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited. He is also the Managing Director and Deputy Chairman of Cheung Kong Property Holdings Limited. He is also the Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited. Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited, Li Ka Shing (Overseas) Foundation and Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li serves as a member of the Standing Committee of the 12th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

	Board & Committee Memberships	Attendance
	Board of Directors	5 of 6 Meetings	83.3%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited		Hong Kong
	Cheung Kong Property Holdings Limited	Executive Committee (Chair)	Hong Kong
	CK Life Sciences Int’l., (Holdings) Inc.	Remuneration Committee	Hong Kong
	Cheung Kong Infrastructure Holdings Limited	Remuneration Committee and Executive Committee (Chair)	Hong Kong
	Power Assets Holdings Limited		Hong Kong
	HK Electric Investments Limited		Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	—	120,000	—	—	120,000
2015	120,000	—	—	120,000	—	—	120,000
2014	120,000	—	—	120,000	—	—	120,000

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements(1)
2016	Nil	Nil	Nil	Yes
2015	Nil	Nil	Nil	Yes

Note:

(1)	Independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs, over a five-year period from the date of appointment.

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	91.54%	8.46%	100.00%

Fok, Canning K.N. (Non-Independent) Hong Kong Special Administrative Region Age: 65 Co-Chair and Chair of the Compensation Committee Director since August 25, 2000

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited.

Mr. Fok is Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of Cheung Kong Infrastructure Holdings Limited and an Alternate Director to a Director of Hutchison Telecommunications Hong Kong Holdings Limited.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia (which amalgamated with the New Zealand Institute of Chartered Accountants to become Chartered Accountants Australia and New Zealand) since 1979 and has been a Fellow of the Chartered Accountants Australia and New Zealand since 2015.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Compensation Committee	1 of 2 Meetings	50%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited		Hong Kong
	Cheung Kong Infrastructure Holdings Limited		Hong Kong
	Hutchison Port Holdings Management Pte. Limited as trustee-manager of Hutchison Port Holdings Trust (HPH Trust)		Singapore (for HPH Trust)
	Hutchison Telecommunications (Australia) Limited	Governance, Nominations and Compensation Committee (Chair)	Australia
	Power Assets Holdings Limited	Remuneration Committee	Hong Kong
	Hutchison Telecommunications Hong Kong Holdings Limited	Remuneration Committee	Hong Kong
	HK Electric Investments Limited	Remuneration Committee	Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	10,000	—	130,000	—	—	130,000
2015	120,000	10,000	—	130,000	—	—	130,000
2014	120,000	10,000	—	130,000	—	—	130,000

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	255,365	Nil	$4,159,896	Yes
2015	250,000	Nil	$3,577,500	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	90.72%	9.28%	100.00%

Bradley, Stephen E. (Independent) Beijing, China Age: 58 Member of the Audit Committee and the Corporate Governance Committee Director since July 27, 2010

Mr. Bradley is a Director of Broadlea Group Ltd., Senior Consultant, ICAP (Asia Pacific) Ltd. and a Director of Swire Properties Ltd. (Hong Kong).

Mr. Bradley entered the British Diplomatic Service in 1981 and served in various capacities including Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, Deputy Head of Mission & Consul-General (Beijing) from 2002 to 2003 and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley also worked in the private sector as Marketing Director, Guinness Peat Aviation (Asia) from 1987 to 1988 and Associate Director, Lloyd George Investment Management (now part of BMO Global Asset Management) from 1993 to 1995. Mr. Bradley retired from the Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981. Mr. Bradley is a Member of the Hong Kong Securities and Investment Institute and an ICD.D with the Institute of Corporate Directors of Canada.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Audit Committee	4 of 4 Meetings	100%
	Corporate Governance Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Swire Properties Limited	Remuneration Committee	Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	37,500(1)	157,500	—	—	157,500
2015	120,000	—	17,500	137,500	—	—	137,500
2014	120,000	—	11,250(2)	131,250	—	—	131,250

Notes:

(1)	Mr. Bradley received $20,000 for serving on the Independent Committee of the Board of Directors that reviewed the sale of certain of the Corporation’s midstream assets to a related party.

(2)	Pro-rated for that portion of the year during which Mr. Bradley served on the Audit Committee.

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	12,000	Nil	$195,480	Yes
2015	10,000	Nil	$143,100	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.81%	0.19%	100.00%

Ghosh, Asim (Non-Independent) Portugal Age: 69 Director since May 1, 2009

Mr. Ghosh has been on the Board of Directors of Husky Energy since May 2009 and was President & Chief Executive Officer from June 2010 until his retirement in December 2016.

He is the former Managing Director and Chief Executive Officer of Vodafone Essar Limited. Under his leadership the cellular phone company grew from a virtual startup in 1998 to become one of the largest mobile companies in the world by subscribers.

Mr. Ghosh started his career with Procter & Gamble in Canada and subsequently became a Senior Vice President of Carling O’Keefe. He later became co-founding Chief Executive Officer of Pepsi Food’s start up operations in India.

He served in senior executive positions and as Chief Executive Officer of the AS Watson consumer packaged goods subsidiary of Hutchison Whampoa. From 1991 to 1998 he managed a group of 13 business units, and expanded the group’s operations from Hong Kong to China and Europe.

Mr. Ghosh received his Master of Business Administration from Wharton School at the University of Pennsylvania, and obtained his undergraduate degree in Electrical Engineering from the Indian Institute of Technology.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Nil

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	8,478(1)	—	—	8,478	—	8,478	—
2015	—	—	—	—	—	—	—
2014	—	—	—	—	—	—	—

Note:

(1)	Mr. Ghosh received director fees following his retirement as President & Chief Executive Officer of the Corporation on December 5, 2016. The fees received were pro-rated for the period December 5, 2016 to December 31, 2016.

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	98,840	Nil	$1,610,104	Yes
2015	66,946	Nil	$957,997	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.39%	0.61%	100.00%

Glynn, Martin J.G. (Independent) British Columbia, Canada Age: 65 Chair of the Corporate Governance Committee and Member of the Compensation Committee Director since August 25, 2000

Mr. Glynn is a Director of Public Sector Pension Investment Board (PSP Investments), Sun Life Financial Inc., Sun Life Assurance Company of Canada and Chair of UBC Investment Management Trust Inc.

Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts (Honours) degree from Carleton University, Canada in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Compensation Committee	2 of 2 Meetings	100%
	Corporate Governance Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Sun Life Financial Inc.	Risk Review Committee, and Management Resources Committee	Toronto, New York, Philippines

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	40,000(1)	5,000	165,000	—	—	165,000
2015	120,000	10,000	5,000	135,000	135,000	—	—
2014	120,000	10,000	5,000	135,000	—	—	135,000

Note:

(1)	Mr. Glynn received $30,000 for serving as Chairman of the Independent Committee of the Board of Directors that reviewed the sale of certain of the Corporation’s midstream assets to a related party.

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	474	20,587	$343,084	Yes
2015	464	20,185	$295,487	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.00%	1.00%	100.00%

Koh, Poh Chan (Non-Independent) Hong Kong Special Administrative Region Age: 68 Director since August 25, 2000

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants (CPA, CA) and the Chartered Institute of Taxation in the U.K. (CTA).

Ms. Koh graduated from the London School of Accountancy in 1971 and was admitted to the Institute of Chartered Accountants in England and Wales in 1973, to the Chartered Institute of Taxation in the UK in 1976 as well as the Institute of Chartered Accountants of Ontario, Canada in 1980.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Nil

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	—	120,000	—	—	120,000
2015	120,000	—	—	120,000	—	—	120,000
2014	120,000	—	—	120,000	—	—	120,000

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements (1)
2016	Nil	Nil	Nil	Yes
2015	Nil	Nil	Nil	Yes

Note:

(1)	Independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs, over a five-year period from the date of appointment.

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.31%	0.69%	100.00%

Kwok, Eva L. (Independent) British Columbia, Canada Age: 74 Member of the Compensation Committee and the Corporate Governance Committee Director since August 25, 2000

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a Director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Compensation Committee	2 of 2 Meetings	100%
	Corporate Governance Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Life Sciences Int’l., (Holdings) Inc.	Audit Committee and Remuneration Committee (Chair)	Hong Kong
	Cheung Kong Infrastructure Holdings Limited	Audit Committee	Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	10,000	130,000	130,000	—	—
2015	120,000	—	10,000	130,000	130,000	—	—
2014	120,000	—	10,000	130,000	130,000	—	—

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	10,215	55,225	$1,066,018	Yes
2015	10,000	45,961	$800,802	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.22%	0.78%	100.00%

Kwok, Stanley T.L. (Independent) British Columbia, Canada Age: 90 Chair of the Health, Safety and Environment Committee Director since August 25, 2000

Mr. Kwok is a Director and President of Stanley Kwok Consultants (a planning and development company) and Amara Holdings Inc. He is an independent Non-Executive Director of CK Hutchison Holdings Limited.

Mr. Kwok is a Director of the CTBC Bank of Canada and Element Lifestyle Retirement Inc.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Health, Safety & Environment Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited	Audit Committee	Hong Kong
	Element Lifestyle Retirement Inc.		Toronto

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	10,000	—	130,000	—	—	130,000
2015	120,000	10,000	—	130,000	—	—	130,000
2014	120,000	10,000	—	130,000	—	—	130,000

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	20,606	Nil	$335,672	Yes
2015	20,173	Nil	$288,676	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.31%	0.69%	100.00%

Ma, Frederick S.H. (Independent) Hong Kong Special Administrative Region Age: 64 Member of the Audit Committee and the Health, Safety and Environment Committee Director since July 27, 2010

Professor Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career. He was also a former Principal Official with the Hong Kong Special Administrative Region Government.

In addition to being a Director of Husky, he is currently the Non-Executive Chairman of MTR Corporation Limited (formerly Mass Transit Railway Corporation). He is currently a Non-Executive Director of COFCO Corporation.

In July 2002, Professor Ma joined the Government of the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007, but resigned from the Government in July 2008 due to medical reasons. Professor Ma was appointed as a member of the International Advisory Council of China Investment Corporation in July 2009. In January 2013, he was appointed a member of the Global Advisory Council of the Bank of America. Professor Ma was appointed as an Honorary Professor of the School of Economics and Finance at the University of Hong Kong in October 2008. In August 2013, he was appointed as an Honorary Professor of the Faculty of Business Administration at the Chinese University of Hong Kong.

Professor Ma obtained a Bachelor of Arts (Honours) degree in Economics and History from the University of Hong Kong in 1973; an Honorary Doctor of Social Sciences in October 2014 from Lingnan University; and an Honorary Doctor of Social Sciences in October 2016 from City University of Hong Kong.

	Board & Committee Memberships	Attendance
	Board of Directors	5 of 6 Meetings	83.3%
	Audit Committee	4 of 4 Meetings	100%
	Health, Safety & Environment Committee	2 of 3 Meetings	66.7%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	COFCO Corporation		Beijing
	MTR Corporation Limited	Corporate Responsibility Committee (Chair)	Hong Kong
		Nomination Committee
		Remuneration Committee

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	17,500	137,500	—	—	137,500
2015	120,000	—	17,500	137,500	—	—	137,500
2014	120,000	—	17,500	137,500	—	—	137,500

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	10,214	Nil	$166,386	Yes
2015	10,000	Nil	$143,100	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.76%	0.24%	100.00%

Magnus, George C. (Independent) Hong Kong Special Administrative Region Age: 81 Member of the Audit Committee Director since July 27, 2010

Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and Cheung Kong Infrastructure Holdings Limited, and an independent Non-Executive Director of HK Electric Investments Manager Limited.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005.

He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005. He was a Non-Executive Director of Power Assets Holdings Limited from 2005 to 2012 and then an independent Non-Executive Director until January 2014.

Mr. Magnus obtained a Bachelor of Arts degree in 1959. He obtained a Master’s degree in Economics from King’s College, Cambridge University in 1963.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Audit Committee	4 of 4 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited		Hong Kong
	Cheung Kong Infrastructure Holdings Limited		Hong Kong
	HK Electric Investments Limited		Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	12,500	132,500	132,500	—	—
2015	120,000	—	12,500	132,500	132,500	—	—
2014	120,000	—	12,500	132,500	132,500	—	—

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	34,974	38,754	$1,201,029	Yes
2015	34,239	29,699	$914,953	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.70%	0.30%	100.00%

McGee, Neil D. (Non-Independent) Luxembourg Age: 65 Member of the Health, Safety and Environment Committee Director since November 9, 2012

Mr. McGee is the Managing Director of Hutchison Whampoa Europe Investments S.à r.l. He is an Executive Director of Power Assets Holdings Limited. Prior to his joining Hutchison Whampoa Europe Investments S.à r.l., he served as Group Finance Director of Power Assets Holdings Limited from 2006 to 2012, Chief Financial Officer of Husky Oil Limited from 1998 to 2000 and Chief Financial Officer of Husky Energy Inc. from 2000 to 2005.

Prior to joining Husky Oil Limited in 1998, Mr. McGee held various financial, legal and corporate secretarial positions with the CK Hutchison Holdings Group. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree from the Australian National University.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Health, Safety & Environment Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Power Assets Holdings Limited		Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	5,000	125,000	—	—	125,000
2015	120,000	—	5,000	125,000	—	—	125,000
2014	120,000	—	5,000	125,000	—	—	125,000

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	74,055	Nil	$1,206,356	Yes
2015	72,500	Nil	$1,037,475	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.37%	0.63%	100.00%

Peabody, Robert J. (Non-Independent, Management) Alberta, Canada Age: 60 President & Chief Executive Officer Director since December 5, 2016

Mr. Peabody became a member of the Board of Directors and President & Chief Executive Officer of Husky on December 5, 2016.

Mr. Peabody was appointed Chief Operating Officer in 2006 and was responsible for leading Husky’s Upstream and Downstream segments, including Western Canada Conventional and Unconventional, Heavy Oil, Oil Sands, Atlantic Region and Exploration, as well as Refining and Upgrading operations. He was also responsible for the Safety, Engineering, Project Management and Procurement functions.

Prior to joining Husky, he led four major businesses for BP plc in Europe and the United States. Mr. Peabody holds a Bachelor of Science degree in Mechanical Engineering from the University of British Columbia and a Master of Science degree in Management from Stanford University (Sloan Fellow). Mr. Peabody is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA).

Board & Committee Memberships
Mr. Peabody was appointed to the Board of Directors effective December 5, 2016 and therefore did not attend any Board of Directors meetings in 2016 in the capacity as a director.
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Nil
Compensation
As an executive officer, Mr. Peabody does not receive director fees.

Equity Ownership
Year	Common Shares	Series 3 Preferred Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	100,432	22,000	—	$2,115,637	Yes
2015	76,078	—	—	$1,088,676	Yes

Voting Results of 2016 Annual Meeting
Mr. Peabody was appointed to the Board of Directors effective December 5, 2016.

Russel, Colin S. (Independent) Gloucestershire, United Kingdom Age: 76 Member of the Audit Committee and the Health, Safety and Environment Committee Director since February 4, 2008

Mr. Russel is the founder and director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a Director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd. Mr. Russel was the Canadian Ambassador to Venezuela; Consul General for Canada in Hong Kong; Director for China of the Department of Foreign Affairs, Ottawa; Director for East Asian Trade in Ottawa; Senior Trade Commissioner for Canada in Hong Kong; Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India. Previously Mr. Russel was an international project manager with RCA Ltd., Canada and development engineer with AEI Ltd., UK.

Mr. Russel received a degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971, both from McGill University, Canada.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Audit Committee	4 of 4 Meetings	100%
	Health, Safety & Environment Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Cheung Kong Infrastructure Holdings Limited	Audit Committee (Chair) and	Hong Kong
		Remuneration Committee
	CK Life Sciences Int’l., (Holdings) Inc.	Audit Committee and	Hong Kong
		Remuneration Committee
	ARA Asset Management Pte. Ltd.	Audit Committee,	Singapore
		Remuneration Committee and
		Nominating Committee (Chair)

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	17,500	137,500	—	—	137,500
2015	120,000	—	17,500	137,500	—	—	137,500
2014	120,000	—	17,500	137,500	—	—	137,500

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	Nil	15,610	$254,287	Yes
2015	Nil	15,265	$218,442	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	95.77%	4.23%	100.00%

Shaw, Wayne E. (Independent) Ontario, Canada Age: 72 Member of the Corporate Governance Committee and the Health, Safety and Environment Committee Director since August 25, 2000

Mr. Shaw is President of G.E. Shaw Investments ULC. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Corporate Governance Committee	3 of 3 Meetings	100%
	Health, Safety & Environment Committee	3 of 3 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	Nil

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	30,000(1)	150,000	—	—	150,000
2015	120,000	—	10,000	130,000	—	—	130,000
2014	120,000	—	10,000	130,000	—	—	130,000

Note:

(1)	Mr. Shaw received $20,000 for serving on the Independent Committee of the Board of Directors that reviewed the sale of certain of the Corporation’s midstream assets to a related party.

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	16,343	29,619	$748,721	Yes
2015	16,000	28,965	$643,449	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.29%	0.71%	100.00%

Shurniak, William (Independent) Saskatchewan, Canada Age: 85 Deputy Chair and Chair of the Audit Committee Director since August 25, 2000

Mr. Shurniak was an independent Non-Executive Director of Hutchison Whampoa Limited until June 2015, when he became an independent Non-Executive Director of CK Hutchison Holdings Limited.

From May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak also held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a Director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak obtained an Honorary Doctor of Laws degree from the University of Saskatchewan in May 1998 and from The University of Western Ontario in October 2000. On July 30, 2005, he was a recipient of the Saskatchewan Centennial Medal from the Lieutenant Governor of Saskatchewan. In 2009 he was awarded the Saskatchewan Order of Merit by the Government of the Province of Saskatchewan. In December 2012, Mr. Shurniak was a recipient of The Queen Elizabeth II Diamond Jubilee Medal from the Lieutenant Governor of Saskatchewan. On June 4, 2014, the University of Regina conferred an Honorary Doctor of Laws degree on Mr. Shurniak and on November 10, 2016 he was awarded the Meritorious Service Medal by the Governor General of Canada.

	Board & Committee Memberships	Attendance
	Board of Directors	6 of 6 Meetings	100%
	Audit Committee	4 of 4 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited	Audit Committee	Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares(1)	Cash
2016	120,000	20,000	—	140,000	—	140,000	—
2015	120,000	20,000	—	140,000	—	140,000	—
2014	120,000	20,000	—	140,000	—	140,000	—

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	37,123	Nil	$604,734	Yes
2015	30,495	Nil	$436,383	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	99.29%	0.71%	100.00%

Note:

(1)	In accordance with the terms of the Corporation’s Share Accumulation Plan for Directors, Mr. Shurniak received a cash payment of $76.62 – 2014, $18.15 – 2015 and 32.97- 2016 for fractional Common Shares.

Sixt, Frank J. (Non-Independent) Hong Kong Special Administrative Region Age: 65 Member of the Compensation Committee Director since August 25, 2000

Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited.

Mr. Sixt is also a Non-Executive Chairman of TOM Group Limited, an Executive Director of Cheung Kong Infrastructure Holdings Limited, a Director of Hutchison Telecommunications (Australia) Limited (HTAL) and an Alternate Director to a Director of HTAL, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments and HK Electric Investments Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

	Board & Committee Memberships	Attendance
	Board of Directors	5 of 6 Meetings	83.3%
	Compensation Committee	2 of 2 Meetings	100%
	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited		Hong Kong
	Cheung Kong Infrastructure Holdings Limited		Hong Kong
	Hutchison Telecommunications (Australia) Limited	Audit & Risk Committee	Australia
	TOM Group Limited	Remuneration Committee	Hong Kong

Compensation
Year	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2016	120,000	—	5,000	125,000	—	—	125,000
2015	120,000	—	5,000	125,000	—	—	125,000
2014	120,000	—	5,000	125,000	—	—	125,000

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31	Meets Share Accumulation Plan Requirements
2016	70,190	Nil	$1,143,395	Yes
2015	39,345	Nil	$563,027	Yes

Voting Results of 2016 Annual Meeting
	For	Withheld	Total
Percentage of Votes	90.23%	9.77%	100.00%

Majority Voting for Directors

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders’ annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall make a recommendation to the Board of Directors on how to proceed. The Board of Directors shall promptly accept the resignation unless the Corporate Governance Committee determines that there are compelling circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The Board of Directors will make a decision within 90 days of the applicable meeting and a press release shall be issued by the Corporation announcing the Board of Directors’ determination including reasons for rejecting the resignation, if applicable. Any director who tenders his or her resignation shall not participate in any meetings to consider whether the resignation shall be accepted.

Director Compensation

In designing a compensation program for non-executive directors, the Board of Directors’ objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board of Directors with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of the Corporation’s shareholders.

The Board of Directors sets the compensation of non-executive directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board of Directors such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board of Directors and Committee members and to remain competitive with director compensation trends in Canada with comparable companies.

Each non-executive director of the Corporation is paid the following annual fees: (i) $120,000 as a retainer (with no separate meeting attendance fees); (ii) $10,000 for acting as Chair of a Committee of the Board of Directors (other than the Audit Committee); (iii) $20,000 for acting as the Chair of the Audit Committee; (iv) $12,500 for serving on the Audit Committee; and (v) $5,000 for serving on other Committees of the Board of Directors. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. During the financial year ended December 31, 2016, the directors of the Corporation earned compensation in the aggregate amount of $1,838,478.

When director compensation was last adjusted in 2011, the Board of Directors reviewed survey information compiled in a November 2010 study prepared by Towers Watson and determined to set director compensation at the 50th percentile of that paid to directors by comparative oil and gas industry peer companies included in the Towers Watson study. Following its consideration of the 2016 study prepared by Towers Watson, the Corporate Governance Committee recommended to the Board of Directors that no adjustments to director compensation were required for 2016 in view of the current circumstances in the industry. The peer group for 2016 is set out below.

Agrium Inc.	Cenovus Energy Inc.	Suncor Energy Inc.
Barrick Gold Corporation	Enbridge Inc.	Teck Resources Limited
Canadian Natural Resources Limited	Encana Corporation	TransCanada Corporation

The Corporation has a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs and/or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs and/or the purchase of Common Shares, with the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the Board of Directors, providing the director with an ongoing stake in Husky during their term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

Independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs, over a five-year period from the date of appointment. All independent directors are currently in compliance with this security ownership requirement having met the minimum shareholding requirement.

The Corporation does not have a retirement policy for directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2016 held by the directors of the Corporation. Non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of Common Shares and DSUs that are received in accordance with the Share Accumulation Plan for Directors. All Common Share entitlements are fully vested when received.

Share-based Awards
Name(1)	Number of DSUs that have not vested	Market or payout value of share- based awards that have not vested ($)(2)
Victor T.K. Li	—	—
Canning K.N. Fok	—	—
Stephen E. Bradley	—	—
Asim Ghosh	—	—
Martin J.G. Glynn	20,587	335,362
Poh Chan Koh	—	—
Eva L. Kwok	55,225	899,615
Stanley T.L. Kwok	—	—
Frederick S.H. Ma	—	—
George C. Magnus	38,754	681,303
Neil D. McGee	—	—
Robert J. Peabody	—	—
Colin S. Russel	15,610	259,287
Wayne E. Shaw	29,619	482,494
William Shurniak	—	—
Frank J. Sixt	—	—

Notes:

(1)	Information with respect to share-based awards and option-based awards held by Asim Ghosh and Robert Peabody is included in the Outstanding Share-Based Awards and Option-Based Awards for Named Executive Officers.

(2)	Based on the closing price of the Common Shares on the Toronto Stock Exchange (the TSX) on December 30, 2016 of $16.29.

The following table sets out the total value of the DSUs and Common Shares held by the directors based on a closing price of the Common Shares on the TSX on December 30, 2016 of $16.29.

Name	Equity Ownership as at December 31, 2016		Total Value of Equity Investment at December 31, 2016 ($)
	Common Shares (#)	DSUs (#)
Victor T.K. Li	—	—	—
Canning K.N. Fok	255,365	—	4,159,896
Stephen E. Bradley	12,000	—	195,480
Asim Ghosh	98,840	—	1,610,104
Martin J.G. Glynn	474	20,587	343,084
Poh Chan Koh	—	—	—
Eva L. Kwok	10,215	55,225	1,066,018
Stanley T.L. Kwok	20,606	—	335,672
Frederick S.H. Ma	10,214	—	166,386
George C. Magnus	34,974	38,754	1,201,029
Neil D. McGee	74,055	—	1,206,356
Robert J. Peabody	100,432	—	1,636,037
Colin S. Russel	—	15,610	254,287
Wayne E. Shaw	16,343	29,619	748,721
William Shurniak	37,123	—	604,734
Frank J. Sixt	70,190	—	1,143,395

Incentive Plan Awards – Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Messrs. Ghosh and Peabody is included in the table “Incentive Plan Awards – Value Vested or Earned During the Year” for Named Executive Officers. Non-executive directors of the Corporation do not receive option-based awards. DSUs held by directors do not vest until the director leaves the Board of Directors.

Mr. Shurniak chooses to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 6,010 Common Shares received by Mr. Shurniak in 2016 based on the market value on the date of receipt is $94,623.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation, and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Mr. Glynn was a director of MF Global Holdings Ltd. at the time it filed for Chapter 11 bankruptcy in the U.S. on October 31, 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Audit Committee, proposes that KPMG LLP (KPMG), Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the close of the next annual meeting of the shareholders of the Corporation.

The Board of Directors recommends that shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.

Other Matters to be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders. However, if any other matters properly come before the Meeting, the accompanying Proxy will be voted on such matters in the best judgment of the person or persons voting the Proxy.

Executive Compensation

Compensation Discussion and Analysis

Compensation Objectives and Program Design

The Corporation’s executive compensation program (the Compensation Program) is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives and create long-term value for the Corporation’s shareholders. It is comprised of base salary, short-term incentives (annual bonuses) and long-term incentives (stock options and performance share units). Based on a pay for performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

The Compensation Committee is appointed by the Board of Directors to oversee the development of the Compensation Program and ensure it is aligned with the delivery of shareholder value. Among its responsibilities, the Compensation Committee reviews and approves recommendations with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries.

The Compensation Committee strives to find a balance among current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward recent performance and equity incentive rewards encourage executive officers to continue to deliver results over a longer period of time and serve as a retention tool. The Compensation Program is intentionally more heavily weighted towards performance based elements of compensation. Therefore, executive officers will receive less compensation if the Corporation does not achieve its goals, thus reinforcing the Corporation’s pay for performance philosophy.

Context for Decision Making

The President & Chief Executive Officer recommends to the Compensation Committee the individual annual base salaries and bonuses for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President & Chief Executive Officer are made entirely by the Compensation Committee and are based primarily on the achievement of individual and corporate goals and objectives including longer term strategic objectives.

The Compensation Committee looks at performance metrics and competitive market positioning, supplemented by a measure of discretion in judging non-quantitative measures, but does not use formulas in determining the amount and mix of compensation. The Compensation Committee believes that solely using annual quantitative performance measures does not create the appropriate balance of incentive to build long-term shareholder value. Thus, the Compensation Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth objectives, a track record of integrity, good safety record, environmental stewardship, good judgment, the vision and ability to create further growth, the ability to lead others and stewardship through varying economic conditions. The evaluation of an executive officer’s performance against his or her stated objectives plays an important role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation. For annual long-term incentive awards, the Compensation Committee considers an executive officer’s position and future as part of the executive management team, taking into account past performances as a key indicator.

The Corporation’s strategic plan is founded on its commitment to process and operational safety, strict financial discipline and creating shareholder value through responsible and sustainable growth. Key performance metrics have been identified to gauge the results of actions undertaken by the President & Chief Executive Officer, the other executive officers, and the employees generally, in executing the Corporation’s strategic plan. Examples of those metrics are long-term production growth, reserve replacement ratio, return on capital employed (ROCE) and return on capital in use (ROCIU). These metrics are also assessed in relation to performance by the Corporation’s peers. Targets for these metrics will be driven by the economic environment and will be aligned with the Corporation’s overall objectives of conducting all activities safely and reliably, maintaining a strong balance sheet, and preserving the Corporation’s growth opportunities.

Risk Mitigation in Compensation Program

The Compensation Program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of the Compensation Program, the Compensation Committee noted the following facts that discourage the Corporation’s executive officers from taking unnecessary or excessive risk:

•	all the directors, including the members of the Compensation Committee, are regularly apprised of the Corporation’s financial and operating performance throughout the year and the risk characteristics of corporate decisions;

•	executive compensation is tied to the overall results of the Corporation with consideration given to personal and business unit or division performance as it relates to the bonus award;

•	there is an effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance;

•	in February 2014 a Clawback Policy was adopted; and

•	the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives.

The Compensation Committee believes that these factors provide an adequate level of risk mitigation without the need at this time for additional measures, such as the consideration of implementing executive officer share ownership guidelines.

Executive Equity Compensation Anti-Hedging Policy

In accordance with its Company Communications, Disclosure and Insider Trading/Reporting Policy directors and officers of the Corporation are not permitted, at any time, to:

•	engage in the practice of selling “short” securities of the Corporation;

•	engage in the practice of buying or selling a “call” or “put” or any other derivative security in respect of the securities of the Corporation; or

•	enter into any other short or long-term financial transaction that is designed to hedge or offset any decrease in the market value of the Corporation’s securities or which could result in profit from a decrease in the market value of the Corporation’s securities.

Clawback Policy

In February 2014, the Corporation adopted a Clawback Policy. Pursuant to the Clawback Policy, the Compensation Committee may require that certain key executive officers, as described in the policy, return incentive compensation paid to them if the financial results upon which the awards were based are materially restated due to intentional misconduct or fraud of the executive officer.

In situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation’s financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial statements been properly reported, then the Compensation Committee may, to the extent permitted by applicable laws and to the extent it determines that it is in the Corporation’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Corporation’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Succession Planning

The Compensation Committee is entrusted with the responsibility of overseeing the Corporation’s succession planning for senior executive officer roles. As part of this process the Compensation Committee reviews, at least annually, the succession plan for the Corporation’s senior executive officers. This involves a review of the positions and an evaluation of the qualifications and experience needed to fill these roles. In some instances, internal candidates are identified and evaluated to determine their strengths and areas in need of development. The Compensation Committee reports annually to the Board on the effectiveness of the succession planning processes.

Compensation Process

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by Willis Towers Watson. The Surveys look at base salaries and other short-term and long-term incentive programs in effect at the peer companies in Canada and are used, along with the disclosure in such peer companies’ annual management information circulars, as a reference by the Compensation Committee to assess the competitiveness of the Corporation’s executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executive officers who operate in similar business environments and whose positions are of similar capacity, scope and complexity.

The Compensation Committee reviews the list of the Corporation’s peer companies to ensure their continued appropriateness. The peer group for 2016 was:

Agrium Inc.	Cenovus Energy Inc.	Suncor Energy Inc.
Barrick Gold Corporation	Enbridge Inc.	Teck Resources Limited
Canadian Natural Resources Limited	Encana Corporation	TransCanada Corporation

In choosing the peer companies, the Compensation Committee selects: (i) commodity-cyclical, resource-based companies with integrated operations, or (ii) similarly-sized (as measured by annual revenue) energy companies headquartered in Canada or (iii) similarly-sized (as measured by assets) capital-intensive companies operating in Canada. The Compensation Committee believes these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing executive officers with similar positions and responsibilities as well as representing a source of competition for executive talent.

The Corporation retains Willis Towers Watson to provide specific analysis on executive compensation in respect of the competitiveness of the Corporation’s compensation practices. The Compensation Committee considers this analysis in making its decisions on all elements of compensation for executive officers.

Elements of Compensation

Base Salary

The base salary of each of the Corporation’s executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee believes that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry.

Short-term Incentive Program

The purpose of the short-term incentive program is to relate a component of compensation directly to the achievement of stated annual objectives from a corporate and individual standpoint. Awards are based on overall performance and each executive officer is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known. Actual awards received by executive officers may be higher or lower than the target bonus opportunity depending on the results. Bonus opportunities range from 0% - 150% of target based on the results. With respect to the Named Executive Officers (see “Executive Compensation - Summary Compensation Table”) the target bonus opportunity and range of opportunity are as follows:

Position	Target Bonus Opportunity (percentage of base salary)	Range of Opportunity
President & Chief Executive Officer	150%	0 – 150%
Chief Financial Officer	70%	0 – 150%
Chief Operating Officer, Asia Pacific	50%	0 – 150%
Senior Vice President, Atlantic Region	50%	0 – 150%
Senior Vice President, Downstream	50%	0 – 150%

Long-term Incentive Compensation

To align with short and long-term business performance and shareholder value creation, long-term incentives consist of a combination of conventional stock options and performance share units (PSUs). In determining the appropriate long-term incentive fair value granted to the Named Executive Officers, the Compensation Committee considers external market data, as well as other factors such as leadership and talent retention.

In administering long-term incentives for executive officers in 2016, the Corporation granted stock options and PSUs. While stock options and PSUs are both tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, PSUs continue to provide an incentive for executives to remain with the Corporation during such periods, continuing to tie compensation to share price performance and comparison to peer company performance. A vested PSU will always have value equal to the share price.

Incentive Stock Option Plan

The Corporation has an Incentive Stock Option Plan (the Plan) which is designed, through the grant of stock options in the appropriate circumstances, to reward executive officers and key employees in relation to share price performance. The Plan is an integral component of the Corporation’s total Compensation Program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executive officers with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short-term incentive plan.

Pursuant to the Plan, the Compensation Committee grants from time to time to executive officers and other eligible employees of the Corporation (each an Eligible Person) options to purchase Common Shares. Currently stock options are granted to Eligible Persons on an annual basis. Similarly, stock option grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year. Non-executive directors are not “Eligible Persons” as defined in the Plan and do not receive stock options.

The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such stock option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each stock option is five years, subject to the Board of Directors determining at the time of grant that a particular stock option will have a shorter or longer term, provided that no term shall exceed 10 years. Stock options vest as to one-third on each of the first three anniversary dates of the date of grant of the stock options, subject to the right of the Board of Directors to determine, at the time of grant, that particular stock options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular stock option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Plan).

Eligible Persons may surrender their stock options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those stock options. The fair market value of Common Shares is calculated as the closing price of the Common Shares on the date on which board lots of Common Shares have traded immediately preceding the date a holder of the stock options provides notice to the Corporation that he or she wishes to surrender his or her stock options to the Corporation in lieu of exercise.

The stock options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or upon being dismissed without cause. In the event of death, any stock options that have vested at the date of death may be exercised by the legal representatives of the Eligible Person during the period ending 12 months after the death of the Eligible Person.

Performance Share Units

PSUs align with the Corporation’s pay for performance philosophy in that participants receive the value of the units only if performance targets are achieved.

Pursuant to the Performance Share Unit Plan (PSU Plan), the Compensation Committee may grant executive officers and eligible employees PSUs based on certain factors, including: (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation’s competitors; (iii) the duties and seniority of the executive officer or eligible employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee deem relevant in connection with accomplishing the purposes of the PSU Plan.

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation meeting the performance conditions the Compensation Committee sets at time of grant. With respect to current outstanding PSUs, up to 50% of the granted PSUs will vest based on the Corporation’s annual total shareholder return (TSR) ranking within the Corporation’s industry peer group, and up to 50% will vest based on ROCIU targets set by the Corporation. The PSU Plan provides that ROCIU is defined as net earnings of the Corporation plus after tax interest expense divided by the two year average capital employed, less any capital invested in assets that are not generating cash flows. Net earnings will be actual net earnings of the Corporation adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items.

The industry peer group used by the Compensation Committee is comprised of comparable North American based public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment, are competitors of the Corporation and are included in North American equity market energy indices. The peer companies for the determination of PSU payouts are:

Canadian Natural Resources Limited	Occidental Petroleum Corporation
Cenovus Energy Inc.	Chevron Corporation
Encana Corporation	Suncor Energy Inc.
Imperial Oil Limited	Murphy Oil Corporation
Exxon Mobil Corporation	ConocoPhillips
Marathon Oil Corporation	ARC Resources Ltd.
Devon Energy Corporation	Pengrowth Energy Corporation
Penn West Petroleum Ltd.	Hess Corp.
Crescent Point Energy Corp.	Baytex Energy Corp.

The performance factor is on a scale, interpolated between the reference points detailed below:

		50%	50%
Performance level achieved	Performance Factor applied at vest date (to # of PSUs eligible to vest)	TSR ranking (against peer companies point over point over two and three years)	ROCIU budget (two and three year averages)
Below threshold	0%	<25th percentile	<Budget -20%
Threshold performance	33.3%	25th percentile	Budget -20%
Target performance	66.6%	50th percentile	Budget
Maximum performance	100%	75th percentile	Budget +20%
Above maximum	100%	>100th percentile	>Budget +20%

Upon vesting, the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date less withholding taxes.

The PSUs are non-transferable and, other than in the case of disability or death, terminate immediately upon the executive officer’s or eligible employee’s termination with or without cause and upon voluntary resignation. Upon termination, all PSUs held and all rights to receive a cash amount thereafter are forfeited by the grantee. In the event of disability, the PSUs held by the grantee will generally continue to vest in accordance with their terms. However, in accordance with the PSU Plan and for the purpose of having it exempt under section 409(A) of the U.S. Internal Revenue Code as it relates to deferred compensation, all PSUs held by U.S. grantees and all rights to receive a cash amount thereafter are forfeited by the U.S. grantee in the event of disability, with the Corporation maintaining the discretion to re-instate the award upon the grantee’s return to work prior to the vesting date of the award. In the event of death, a portion of unvested PSUs held by the grantee shall vest effective the date of death determined in accordance with the terms of the PSU Plan and based on the number of days of service provided by the grantee since the grant date of the applicable PSUs.

Granting Process for Share-based and Option-based Awards

In determining the size of individual stock option and PSU grants, the Compensation Committee considers the recommendations of the President & Chief Executive Officer, other than with respect to any stock options and PSUs to be granted to the President & Chief Executive Officer, and considers the aggregate number of Common Shares available under the Plan and the number of individuals to whom the Corporation wishes to grant stock options and PSUs. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the stock options and PSUs. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer or eligible employee, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of stock option and PSU grants. Stock option and PSU grants to existing eligible employees are made on an annual pre-determined date. Similarly, stock option and PSU grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year.

The Compensation Committee approves the maximum number of stock options and PSUs to be granted for the year, along with the specific stock option and PSU grants for the President & Chief Executive Officer and the other executive officers. The allocations of stock options and PSUs for the annual grant, based on employee level, are approved through the delegation given by the Board of Directors to the Compensation Committee. With respect to stock options, the exercise price is calculated as the weighted average trading price per Common Share on the TSX for the five days preceding the date of the grant, as provided for in the Plan.

Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefit plans in place for any of the executive officers. The Corporation has a 5% savings plan for all employees, including the executive officers. Employees, including executive officers, may direct all or a portion of their contribution to the savings plan to be used to purchase Common Shares in the market. The executive officers also receive a monthly vehicle allowance and paid parking.

Compensation of the President & Chief Executive Officer

The compensation of Mr. Peabody as the President & Chief Executive Officer is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives. Mr. Peabody worked closely with Mr. Ghosh to develop and execute the Corporation’s objectives for 2016. The objectives included:

•	the formulation and execution of a corporate strategy which maintains a strong balance sheet, while preserving the Corporation’s growth opportunities;

•	a continued commitment to operational integrity which translates into conducting all activities safely and reliably;

•	to ensure a robust management succession plan is in place; and

•	to identify significant risks to the Corporation’s businesses and ensure mitigation strategies are established.

For 2016, the Compensation Committee took into account the following metrics and other considerations in assessing the performance of Mr. Peabody, President & Chief Executive Officer:

•	the total recordable incident rate of 0.55;

•	the 4.8% return on capital employed(1);

•	the 5.7% return on capital in use(2);

•	funds from operations(3) of $2,076 million;

•	net earnings of $922 million(4);

•	upstream production of 321.2 thousand barrels of oil equivalent(5) per day;

•	excluding economic revisions and the impact of acquisitions and dispositions, reserve replacement(6) was 92% for 2016 and averaged 129% over the last two years; and

•	process safety and incident response, including the North Saskatchewan River pipeline leak.

Notes:

(1)	The term “return on capital employed” (ROCE) measures the return earned on long-term capital sources such as long-term liabilities and shareholder equity. ROCE is a non-GAAP measure used to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long-term debt including long-term debt due within one year and short-term debt plus total shareholders’ equity. The Corporation’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

(2)	The term “return on capital in use” (ROCIU) is a measure used by the Corporation to gauge the capital productivity of assets currently in production. ROCIU is a non-GAAP measure used to assist in analyzing shareholder value and return on capital. ROCIU equals net earnings plus after tax interest expense divided by; the two-year average capital employed, less any capital invested in assets that are not in use. The Corporation’s determination of ROCIU does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

(3)	The Corporation uses the term “funds from operations”, which should not be considered an alternative to, or more meaningful than “cash flow - operating activities” as determined in accordance with IFRS, as an indicator of the Corporation’s financial performance. Funds from operations is presented in the Corporation’s financial reports as an additional non-GAAP measure used to assist management and investors in analyzing operating performance by business in the stated period. The Corporation’s determination of funds from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to that reported by other issuers. Funds from operations equals cash flow - operating activities less settlement of asset retirement obligations, deferred revenue, income taxes received (paid) and change in non-cash working capital.

The following table shows the reconciliation of cash flow - operating activities to funds from operations for years ended December 31:

($ millions)		2016	2015
GAAP	Cash flow – operating activities	1,971	3,760
	Settlement of asset retirement obligations	87	98
	Deferred revenue	(209)	(102)
	Income taxes received (paid)	(3)	227
	Interest received	(5)	(3)
	Change in non-cash working capital	235	(651)

Non-GAAP	Funds from operations	2,076	3,329

(4)	The term “adjusted net earnings (loss)” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “net earnings (loss)” as determined in accordance with IFRS, as an indicator of financial performance. Adjusted net earnings (loss) is comprised of net earnings (loss) and excludes items such as after-tax property, plant and equipment impairment charges (reversals), goodwill impairment charges, exploration and evaluation asset write-downs, inventory write-downs and loss (gain) on sale of assets which are not considered to be indicative of the Corporation’s ongoing financial performance. Adjusted net earnings (loss) is a complementary measure used in assessing the Corporation’s financial performance through providing comparability between periods. Adjusted net earnings (loss) was redefined in the second quarter of 2016. Previously, adjusted net earnings (loss) was defined as net earnings (loss) plus after-tax property, plant and equipment impairment charges (reversals), goodwill impairment charges, exploration and evaluation asset write-downs and inventory write-downs.

The following table shows the reconciliation of net earnings to adjusted net earnings for the years ended December 31:

($ millions)		2016	2015
GAAP	Net earnings (loss)	922	(3,850)

	Impairment of property, plant and equipment, net of tax	(190)	3,664
	Impairment of goodwill	-	160
	Exploration and evaluation asset write-down, net of tax	63	177
	Inventory write-downs, net of tax	6	14
	Loss (gain) on sale of assets, net of tax	(1,456)	(16)

Non-GAAP	Adjusted net earnings (loss)	(655)	149

(5)	The Corporation uses the terms barrels of oil equivalent (boe), which is consistent with other oil and gas producers’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other producers but does not represent value equivalency at the wellhead.

(6)	The Corporation uses the term reserve replacement ratio, which is consistent with other oil and gas producers’ disclosures. Reserve replacement ratios for a given period are determined by taking the Corporation’s incremental proved reserve additions for that period divided by the Corporation’s upstream gross production for the same period. The reserve replacement ratio measures the amount of reserves added to a company’s reserve base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserve replacement ratio must be at least 100% for the company to maintain its reserves. The reserve replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period.

The compensation package of the President & Chief Executive Officer is designed to contain significant pay at risk, with base salary comprising less than 25% of the target total compensation.

Total Cost of Compensation

During the financial year ended December 31, 2016, the aggregate compensation amount in 2016 for the Named Executive Officers, as set out in the table on page 34, was equal to 1.73% of the Corporation’s net earnings for its recently completed financial year.

Compensation Governance

The policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and executive officers are described under “Business of the Meeting – Election of Directors – Director Compensation” and “Compensation Discussion and Analysis”, respectively.

The Compensation Committee is comprised of two independent directors (being Mr. Glynn and Mrs. Kwok) and two non-independent directors (being Messrs. Fok and Sixt). The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation’s major shareholders. The Board of Directors does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the other executive officers or the general compensation programs for the Corporation.

All members of the Compensation Committee have the skills and experience to fulfill their responsibilities and to make decisions on the suitability of the Corporation’s compensation policies and practices. They have developed skills and experience in making executive compensation decisions through leadership positions within large organizations and through serving on compensation committees of other large publicly traded companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.

As set out in the Compensation Committee’s Mandate, the duties and responsibilities of the Compensation Committee are as follows:

1.	Act in an advisory capacity to the Board of Directors.

2.	Establish industry benchmarks and comparables for the Corporation’s approach to compensation.

3.	Determine the compensation of the President & Chief Executive Officer, subject to the terms of any existing contractual arrangements.

4.	After considering the recommendation of the President & Chief Executive Officer, to determine:

(a)	the general compensation structure and programs for the Corporation; and

(b)	the compensation levels for the senior management.

5.	Review the Corporation’s long term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans from time to time as it judges appropriate, and to approve any issuance or allocation under any such plan in relation to any period and the terms thereof.

6.	Review and make recommendations to the Board of Directors on issues that arise in relation to any employment contracts in force from time to time.

7.	Review benefit programs for salaried personnel, when required.

8.	Review and approve severance arrangements for senior management.

9.	Deliver the annual report to shareholders on executive compensation required to be included in the information circular for the annual general meeting.

10.	Review and report annually to the Board of Directors on the effectiveness of the succession planning processes of the Corporation.

11.	Review and monitor the overall employment environment of the Corporation, looking both internally and externally.

12.	Carry out such other responsibilities as the Board of Directors may from time to time, set forth.

13.	Advise and report to the Co-Chairs of the Board of Directors and the Board, relative to the duties and responsibilities set out above, from time to time, and in such detail as is reasonably appropriate.

Executive Compensation External Consultant Fees

The Corporation continued its engagement of Willis Towers Watson to assist in determining the 2016 compensation for the Corporation’s directors and executive officers. Willis Towers Watson, which has been retained by the Corporation since at least 2007, has protocols in place to ensure that they are in a position to provide independent advice. While the Compensation Committee considers the information provided by Willis Towers Watson in making its decisions on all elements of compensation for the Corporation’s executive officers, the Compensation Committee remains wholly responsible for its own decisions, which may reflect other considerations.

The following table provides information about the fees billed to the Corporation for services rendered by Willis Towers Watson during the fiscal years indicated.

	2016	2015
Executive Compensation-Related Fees	$300,149	$281,667
All Other Fees	$560,819	$830,127

Executive Compensation-Related Fees consist of fees for services related to determining compensation for any of the Corporation’s directors and executive officers. All Other Fees consist of fees for all other services that may have been provided by Willis Towers Watson that are not included under Executive Compensation-Related Fees and include services related to the review of the Corporation’s long-term incentive plans, compilation of compensation market data, comparator peer group development, and the administrative and actuarial services related to the Corporation’s pension and benefits plans and other general management consulting services.

Performance Graph

The following performance graph compares the Corporation’s cumulative TSR on Common Shares over the period from December 31, 2011 to December 31, 2016, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and on the S&P/TSX Energy Index.

	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Husky	100.0	125.5	149.4	126.1	70.2	79.9
S&P/TSX Composite Index	100.0	104.0	113.9	122.4	108.8	127.9
S&P/TSX Energy Index	100.0	97.1	105.9	97.6	72.5	95.1

The Corporation’s executive officers receive long-term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share market price on the TSX. See “Compensation Discussion and Analysis - Elements of Compensation - Long-term Incentive Compensation”. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

Summary Compensation Table

The following table details compensation information for the three most recently completed financial years of the Corporation ended December 31, 2016 for the Corporation’s President & Chief Executive Officer, Robert J. Peabody; former President & Chief Executive Officer, Asim Ghosh; Chief Financial Officer, Jonathan M. McKenzie; Chief Operating Officer, Asia Pacific, Robert M. Hinkel; Senior Vice President, Atlantic Region, Malcolm Maclean; and Senior Vice President, Downstream, Robert Baird (collectively, the Named Executive Officers).

Name and principal position	Year	Salary $	Share- based Awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans
Robert J. Peabody(6) President and Chief Executive Officer	2016 2015 2014	896,243 857,000 848,750	611,140 981,150 1,078,992	181,380 348,373 674,713	931,000 — 540,000	— — —	79,233 59,990 59,412	73,083 81,728 84,362	2,772,080 2,328,241 3,286,229

Asim Ghosh(7) Former President & Chief Executive Officer	2016 2015 2014	1,597,140 1,721,000 1,704,500	1,421,408 2,281,988 3,364,209	421,810 810,160 788,130	— — 2,058,000	— — —	143,743 154,890 153,405	2,751,342 152,678 124,521	6,335,443 5,120,716 8,192,765

Jonathan M. McKenzie(8) Chief Financial Officer	2016 2015	600,000 409,091	525,986 802,478	156,189 251,349	588,000 —	— —	30,000 15,000	60,018 322,208	1,960,193 1,800,126

Robert M. Hinkel(9) Chief Operating Officer, Asia Pacific	2016 2015 2014	639,878 617,612 528,227	288,073 462,485 509,380	85,491 164,200 318,594	400,090 — 220,900	— — —	31,994 30,881 26,411	942,291 280,615 242,875	2,387,817 1,555,792 1,846,387

Malcolm Maclean Senior Vice President, Atlantic Region	2016 2015 2014	452,000 452,000 442,000	288,073 462,485 509,380	85,491 164,200 318,594	271,000 — 170,000	— — —	26,367 22,600 22,100	191,004 237,498 244,809	1,313,935 1,338,783 1,706,883

Robert Baird Senior Vice President, Downstream	2016 2015 2014	482,000 482,000 477,250	288,073 462,485 509,380	85,491 164,200 318,594	241,000 — 230,000	— — —	33,740 33,740 33,408	52,804 54,928 55,287	1,183,108 1,197,353 1,622,918

Notes:

(1)	The accounting grant date fair value of PSUs granted but not vested is based on the number of PSUs multiplied by a valuation ratio of 0.67 and the closing price of the Common Shares on the TSX on the grant date of the PSUs. The Corporation uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

(2)	The Corporation has calculated the accounting grant date fair value of the options granted to Named Executive Officers using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most commonly used methodology of valuing options. The Black-Scholes assumptions used by the Corporation were:

Assumptions	2014	2015	2016
Initial expected useful life	1.8 years (based on option vest date)	1.8 years (based on option vest date)	1.9 years (based on option vest date)

Expected annual dividend	$1.20 per share	$1.20 per share (based on option grant date)	$1.20 per share (based on option grant date)

Volatility	19.8% – 23.9% (range within tranches of March and August grants)	22.09% – 23.56% (range within tranches of March and May grants)	27.73% – 30.17% (range within tranches of May grant)

Risk-free interest rate	1.07% – 1.60% (range within tranches of March and August grants)	0.47% – 1.07% (range within tranches of March and May grants)	0.61% – 0.75% (range within tranches of May grant)

(3)	The bonuses disclosed in the table for each year were earned in respect of performance for that year and are paid in the following year.

(4)	Represents contributions the Corporation has made on behalf of the Named Executive Officers to the Retirement Plan which is comprised of a Defined Contribution Pension Plan, a non-registered after-tax account for contributions in excess of the income tax limit and taxable cash. Mr. Peabody, Mr. McKenzie. Mr. Maclean and Mr. Baird participated in the Corporation’s Defined Contribution Pension Plan. Mr. Ghosh and Mr. Hinkel received taxable cash.

(5)	Includes executive officer perquisites (parking, vehicle allowances), unused vacation payouts, location premiums and allowances and employer contributions to Corporation sponsored benefits and savings plan programs, with the exception of the Retirement Plan which is shown under the column Pension value. The items included in the column “All other compensation” are paid in cash or are a taxable benefit to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated, the Named Executive Officers did not receive any perquisites, including property or personal benefits not generally available to all employees, that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer’s total salary for the financial year.

(6)	Mr. Peabody was appointed President & Chief Executive Officer effective December 5, 2016. Mr. Peabody’s annualized base salary for 2016 for serving as President & Chief Executive Officer was $1,375,000.

(7)	Mr. Ghosh retired as President & Chief Executive Officer effective December 5, 2016. Mr. Ghosh’s “All other compensation” amount includes $8,478 paid to Mr. Ghosh for director’s fees for the period December 6, 2016 to December 31, 2016, and $2,400,000 for a retirement payment.

(8)	Mr. McKenzie was appointed Chief Financial Officer effective April 27, 2015. Mr. McKenzie’s annualized base salary for 2015 was $600,000. Mr. McKenzie’s “All other compensation” amount for 2015 includes $250,000 paid to Mr. McKenzie as a signing bonus upon commencing employment with the Corporation.

(9)	Mr. Hinkel’s “All other compensation” amount for 2016 includes $500,000 USD paid to Mr. Hinkel as a project completion bonus. All figures for Mr. Hinkel were converted from U.S. dollars, the currency in which Mr. Hinkel is paid, to Canadian dollars using the Bank of Canada annual average exchange rate for the applicable year. For the annual average for 2014, 2015 and 2016 the exchange rate was $1.1045, $1.2787 and $1.3248, respectively.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2016 held by the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of performance share units that have not vested (#)(2)	Market or payout value of performance share units that have not vested ($)(3)	Market or payout value of vested performance share units not paid out or distributed ($)
Robert J. Peabody	150,000	25.51	March 29, 2017	—	141,528	2,305,491	—
	163,265	31.52	March 7, 2018	—
	164,340	33.52	March 2, 2019	—
	135,000	25.41	March 17, 2020	—
	135,000	15.67	May 3, 2021	—

Asim Ghosh(4)	300,000	25.51	March 6, 2017	—	—	—	—
	200,000	31.52	March 6, 2017	—
	127,976	33.52	March 6, 2017	—
	104,650	25.41	March 6, 2017	—

Jonathan M. McKenzie	116,180	25.07	May 13, 2020	—	97,100	1,581,759	—
	116,250	15.67	May 3, 2021	—

Robert M. Hinkel	65,000	25.51	March 29, 2017	—	66,728	1,086,999	—
	77,095	31.52	March 7, 2018	—
	77,600	33.52	March 2, 2019	—
	63,630	25.41	March 17, 2020	—
	63,630	15.67	May 3, 2021	—

Malcolm Maclean	45,000	25.51	March 29, 2017	—	66,728	1,086,999	—
	20,000	28.82	December 11, 2017	—
	77,095	31.52	March 7, 2018	—
	77,600	33.52	March 2, 2019	—
	63,630	25.41	March 17, 2020	—
	63,630	15.67	May 3, 2021	—

Robert Baird	65,000	25.51	March 29, 2017	—	66,728	1,086,999	—
	77,095	31.52	March 7, 2018	—
	77,600	33.52	March 2, 2019	—
	63,630	25.41	March 17, 2020	—
	63,630	15.67	May 3, 2021	—

Notes:

(1)	Calculated by subtracting the exercise price of the stock option from the closing price of the Common Shares on the TSX on December 30, 2016 ($16.29) and multiplying the amount by the number of Common Shares issuable upon exercise of the options.

(2)	Represents the aggregate number of PSUs held as of December 31, 2016.

(3)	The market or payout value of PSUs that have not vested was determined by multiplying the number of unvested PSUs by the closing price of the Common Shares on the TSX on December 30, 2016 ($16.29). In accordance with the terms of the PSU Plan, actual market or payout value would be equal to the number of vested PSUs multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.

(4)	In accordance with the Plan, Mr. Ghosh’s options expired 90 days after his retirement on December 5, 2016 as President & Chief Executive Officer of the Corporation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Robert J. Peabody	—	549,776	931,000
Asim Ghosh	—	1,558,809	—
Jonathan M. McKenzie	—	—	588,000
Robert M. Hinkel	—	259,592	400,090
Malcolm Maclean	—	259,592	271,000
Robert Baird	—	259,592	241,000

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options held. Where the vesting date is a weekend or a holiday the most recent closing price immediately prior to the vest date is used.

(2)	Amounts shown are actual payments of vested PSUs calculated by multiplying the number of units granted by the applicable performance vesting factor by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the applicable vesting date.

(3)	Amounts shown are corporate bonus payments related to the 2016 performance year. The figure shown for Mr. Hinkel was converted to Canadian dollars using the Bank of Canada 2016 annual average exchange rate of $1.3248.

Options Exercised during the Year

No stock options were exercised by the Named Executive Officers during 2016.

Retirement Plan

The Named Executive Officers participate in a Corporation sponsored retirement plan made available to all employees. Under this plan, the Corporation contributes a percentage of an employee’s base pay each month in the Corporation’s Defined Contribution Plan, and the employee decides how to invest the funds. The contributions made on behalf of employees vary with years of continuous service with the Corporation ranging from 5% to 9% of base salary. Any contributions in excess of the income tax limit are directed to a non-registered after-tax account providing the same investment options as the Defined Contribution Plan.

Where applicable, the following table sets forth information in respect of the Corporation’s defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation’s most recently completed financial year. Four Named Executive Officers are enrolled in the Corporation’s defined contribution pension plan. Mr. Ghosh and Mr. Hinkel received taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated value at year end ($)(2)
Robert J. Peabody	—	26,010	27,775
Asim Ghosh	—	—	—
Jonathan M. McKenzie	15,335	26,010	43,641
Robert M. Hinkel	—	—	—
Malcolm Maclean	118,872	21,302	156,719
Robert Baird	—	26,010	27,460

Notes:

(1)	Represents employer contributions.

(2)	Includes investment earnings in 2016.

Employment Agreements

All of the Named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In addition, pursuant to the Plan the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers.

The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers (other than Mr. Ghosh who retired as of December 5, 2016) as at December 31, 2016, assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

Name	Salary Related ($)	Benefits Related ($)	Total ($)
Robert J. Peabody	2,750,000	412,500	3,162,500
Jonathan M. McKenzie	1,200,000	180,000	1,380,000
Robert M. Hinkel(1)	1,279,757	191,964	1,471,720
Malcolm Maclean	904,000	135,600	1,039,600
Robert Baird	964,000	144,600	1,108,600

Note:

(1)	Mr. Hinkel is paid in United States dollars. His salary and benefits were converted to Canadian dollars using the Bank of Canada 2016 annual average exchange rate. For the annual average for 2016, the Canadian dollar was at $1.3248.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed (i) that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates; (ii) that except with the consent of the Board of Directors in writing not to disclose any confidential information to any unauthorized persons whether or not the Named Executive Officer continues to be employed by the Corporation; and (iii) not to, directly or indirectly, solicit any employee or contract personnel for employment or contract position for a period of 12 months following the expiry or termination of their Executive Employment Agreement.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as at December 31, 2016 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	25,458,441	$26.26	22,975,799
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	25,458,441	$26.26	22,975,799

The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 93,700,000 which represents approximately 9.32% of the outstanding Common Shares as of March 13, 2017. Options for 5,381,120 Common Shares were granted in 2016, which represents approximately 0.54% of the outstanding Common Shares as at March 13, 2017. A total of 29,426,713 options are outstanding as of March 13, 2017 representing 2.93% of the outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issued under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person, who is an insider, shall not exceed 1% of the issued and outstanding Common Shares.

The Board of Directors implemented amendment provisions to the Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Plan without shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

(b)	amend the number of Common Shares issuable under the Plan;

(c)	add any form of financial assistance by the Corporation for the exercise of any option; or

(d)	change the class of eligible persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Plan also allows for the expiry date of outstanding stock options to be extended five business days following the lifting of a trading black out period imposed pursuant to the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy where the options expire during the blackout period. In the event stock options expire on a date within five business days after the lifting of a blackout period, the expiry date of the stock options shall be the fifth business day following the lifting of the blackout period.

Reports of Committees

Committee Composition

	Committees & Year Appointed
	Audit		Compensation		Corporate Governance		Health, Safety & Environment
Independent Board Members
Bradley, Stephen E.	X	2014			X	2011
Glynn, Martin J.G.			X	2009	Chair	2008
Kwok, Eva L.			X	2000	X	2001
Kwok, Stanley T.L.							Chair	2009
Ma, Frederick S.H.	X	2010					X	2010
Magnus, George C.	X	2010
Russel, Colin S.	X	2008					X	2009
Shaw, Wayne E.					X	2003	X	2007
Shurniak, William	Chair	2011

Non-Independent Board Members
Fok, Canning K.N. (Co-Chair)			Chair	2000
McGee, Neil D.							X	2012
Sixt, Frank J.			X	2000

Audit Committee Report

Information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee’s Mandate, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2016 is set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated February 23, 2017.

External Auditors

Audit committees are integral to the audit process and it is the Audit Committee’s responsibility to oversee the work of the external auditor. To fulfill this responsibility, the Audit Committee conducted an annual review of KPMG’s performance and effectiveness considering factors such as the:

(a)	Quality of services provided by KPMG’s engagement team during the audit period.

(b)	Relevant qualifications, experience and geographical reach to serve Husky.

(c)	Quality of communications received from KPMG.

(d)	KPMG’s independence, objectivity and professional skepticism.

In addition, the Audit Committee performed a formal, documented Comprehensive Review of the External Auditor as part of the reappointment process. The Audit Committee assessed KPMG’s performance, having reviewed input from Husky personnel, input from KPMG relating to quality and regulatory inspections, and discussions with the Board of Directors. The Audit Committee also considered the institutional familiarity threats created by audit firm tenure, focusing on the Audit Committee’s assessment of the auditor’s objectivity and their application of professional skepticism, the quality of the engagement team the audit firm has provided, including technical and industry expertise and its rotation plan for key partner roles established to mitigate the familiarity threat.

The Audit Committee also:

(a)	Oversaw the annual work of the auditors.

(b)	Reviewed the integrated audit plan and assessed the reasonableness of audit fees.

(c)	Monitored the execution of the integrated audit plan.

(d)	Reviewed and evaluated the external auditors’s findings.

(e)	Pre-approved all engagements with KPMG including non-audit services.

(f)	Received written confirmation from KPMG of its independence and discussed the potential effects of any relationships that may reasonably be thought to bear on independence.

(g)	Met in camera with the auditors at every Audit Committee meeting.

(h)	Conducted an annual and comprehensive assessment of the external auditors.

The Audit Committee concluded that it was satisfied with KPMG’s performance and approved and recommended that the Board of Directors recommend to shareholders the appointment of KPMG as auditor of Husky.

Membership	The Board of Directors appointed the current members of the Audit Committee on April 26, 2016 and reappointed William Shurniak to be the Chair of the Committee. The Audit Committee has five members, including the Chair, and each is an independent director.
Mandate	A copy of the Audit Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings – 2016

The Audit Committee held four meetings in 2016 and, among other matters:

•     Reviewed and discussed the year end 2015 reserves data and reserves determination process with internal senior reserves personnel.

•     Met with the independent reserves auditor and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

•     Received reports from, and met with, the external auditors to discuss the 2015 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Independent Auditors’ Report and their statement on independence from the Corporation (the external auditors attended all meetings and met four times with the Audit Committee separate from management).

•     Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2015.

•     Reviewed and discussed with management and the external auditors the 2015 Annual Information Form, the Management’s Discussion and Analysis contained in the 2015 Annual Report and the audited consolidated financial statements for the year ended December 31, 2015 and the news release pertaining to the year end 2015 and fourth quarter 2015 financial results and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

•     Received a management report that no material weaknesses in internal control over financial reporting were identified during the evaluation of control design and testing of operating effectiveness of internal control over financial reporting.

•     Approved management’s recommendation of the subsequent appointment of an independent reserves auditor.

•     Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2016, for the six months ended June 30, 2016 and the nine months ended September 30, 2016, pursuant to a delegation from the Board of Directors.

•     Reviewed and recommended to the Board of Directors for approval the external auditor’s fees for 2016 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation’s external auditors for 2016 and that the shareholders be asked to reappoint KPMG LLP as the Corporation’s external auditors for 2016.

•     Reviewed and approved the external auditors’ engagement letter and audit plan for 2016.

•     Received reports on the Corporation’s 2015 SOX program.

•     Received four reports from and met with the Corporation’s internal auditor to discuss business control and compliance audits conducted by internal audit (the internal auditor attended all meetings).

•     Received reports at each meeting from the Treasurer on the Corporation’s liquidity and capital resources.

•     Reviewed and approved the Internal Audit Plan for 2016.

•     Reviewed the Audit Committee Mandate.

•     Reviewed at each meeting the Audit Committee Charter Checklist.

•     Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•     Reviewed the Corporation’s insurance coverage.

•     Approved certain audit related and non-audit services provided by the external auditors.

•     Received from management updates on tax matters and current tax issues affecting the Corporation and on the status of material litigation involving the Corporation.

•     Received an update on the Corporation’s information technology.

Meetings – First Quarter 2017

The Audit Committee held one meeting in the first quarter of 2017 and, among other matters:

•     Reviewed and discussed the year end 2016 reserves data and reserves determination process with internal senior reserves personnel.

•     Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2016.

•     Reviewed and discussed with management and the external auditors the 2016 Annual Information Form, Management’s Discussion and Analysis contained in the 2016 Annual Report, the audited consolidated financial statements for the year ended December 31, 2016 and the news release pertaining to the year end 2016 and fourth quarter 2016 financial results and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

Report Presented By:	William Shurniak, Chair Stephen E. Bradley Frederick S.H. Ma George C. Magnus Colin S. Russel

Compensation Committee Report

Membership	The Board of Directors appointed the current members of the Compensation Committee on April 26, 2016 and reappointed Canning K.N. Fok to be the Chair of the Committee. The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two members are independent of management.
Mandate	A copy of the Compensation Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings – 2016

The Compensation Committee held two meetings in 2016 and, among other matters:

o       Reviewed and approved the 2016 compensation budget and Compensation Program.

o       Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2015 bonuses and the 2016 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2015 bonuses and the 2016 executive officer compensation.

o       Reviewed and approved the Corporation’s annual Long Term Incentive Plan Allocation Guidelines which includes time vested stock options and a performance based program.

o       Reviewed and approved the executive compensation disclosure in the 2016 Management Information Circular.

o       Without the President & Chief Executive Officer present, reviewed and approved the President & Chief Executive Officer’s objectives for 2016 and determined the 2015 bonus payable to the President & Chief Executive Officer based on the achievement of objectives for 2015 and his compensation for 2016.

o       Reviewed the Corporation’s succession planning for executive management.

o       Reviewed the retirement of Asim Ghosh as President & Chief Executive Officer and the appointment of Rob Peabody as the new President & Chief Executive Officer of the Corporation and his recommended compensation for serving in the new role.

Meetings – First Quarter 2017

The Compensation Committee held one meeting in the first quarter of 2017 and, among other matters:

o       Reviewed the 2017 compensation budget and Compensation Program.

o       Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2016 bonuses and the 2017 compensation for the Corporation’s executive officers.

o       Reviewed and approved the Corporation’s annual Long Term Incentive Plan Allocation Guidelines which includes time vested stock options and a performance based program.

o       Without the President & Chief Executive Officer present, reviewed and set the 2017 objectives, 2016 bonus and 2017 salary for the President & Chief Executive Officer.

o       Reviewed the Corporation’s succession planning for executive management.

Report Presented By:	Canning K.N. Fok, Chair Martin J.G. Glynn Eva L. Kwok Frank J. Sixt

Corporate Governance Committee Report

Membership	The Board of Directors appointed the current members of the Corporate Governance Committee on April 26, 2016 and reappointed Martin J.G. Glynn to be the Chair of the Committee. The Corporate Governance Committee has four members, including the Chair, and each member is an independent director.
Mandate	A copy of the Corporate Governance Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings – 2016

The Corporate Governance Committee held three meetings in 2016 and, among other matters:

o       Reviewed and agreed upon 2016 priorities for the Committee.

o       Reviewed the membership of the Committees of the Board of Directors and the current Committee Chairs.

o       Reviewed and approved the 2016 Management Information Circular, including the Statement of Corporate Governance Practices and the disclosure regarding director independence.

o       Received a report from the Senior Vice President, Corporate Affairs on the Corporation’s investor relations initiatives.

o       Reviewed the Corporation’s Board Diversity Policy.

o       Reviewed the Corporation’s Code of Business Conduct, including updates.

o       Received an update on the Corporation’s compliance program, including updates.

o       Received updates on related party transactions.

o       Reviewed director liability insurance coverage.

o       Reviewed directors’ education activities for 2016, and arranged information sessions.

o       Reviewed director compensation.

o       Reviewed the results of the 2016 Director Assessment Surveys.

o       Received a presentation from Willis Towers Watson on, among other governance matters, their independence as executive compensation advisors.

o       Reviewed and considered the Mandates of the Board of Directors and each of the Committees of the Board of Directors.

o       Reviewed the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy, including updates.

o       Reviewed the Director Skill Matrix.

o       Received at each meeting an overview of recent legal and regulatory developments in both Canada and the U.S. regarding corporate governance.

o       Reviewed the agenda items for the meetings of the Board of Directors and Committees of the Board of Directors to be held in 2017.

Meetings – First Quarter 2017	The Corporate Governance Committee held one meeting in the first quarter of 2017 and, among other matters, reviewed and recommended to the Board of Directors the approval of the 2017 Management Information Circular, including the Statement of Corporate Governance Practices (which can be found in Schedule “A” of this Circular), including the assessment of director independence.
Report Presented By:	Martin J.G. Glynn, Chair Stephen E. Bradley Eva L. Kwok Wayne E. Shaw

Health, Safety and Environment Committee Report

Membership	The Board of Directors appointed the current members of the Health, Safety and Environment Committee on April 26, 2016 and reappointed Stanley T.L. Kwok as the Chair of the Committee. The Health, Safety and Environment Committee has five members, including the Chair, and four members are independent directors.
Mandate	A copy of the Health, Safety and Environment Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings – 2016

The Health, Safety and Environment Committee held three meetings in 2016 and, among other matters:

o       Received a Process & Occupational Safety update on the following topics: (i) Operational Integrity Scorecard; (ii) Husky Green in ‘17 safety strategy and priorities; (iii) trends for key metrics; and (iv) serious incidents.

o       Received corporate responsibility updates on the following topics: (i) emerging climate regulations; (ii) asset retirement; (iii) spills; (iv) corporate reporting successes; (v) Fort McMurray area wildfires; and (vi) methane reduction regulations.

o       Received a report from management on the North Saskatchewan River pipeline incident including the emergency response, spill management and incident investigation and recommendations.

Report Presented By:	Stanley T.L. Kwok, Chair Frederick S.H. Ma Neil D. McGee Colin S. Russel Wayne E. Shaw

ADDITIONAL INFORMATION

General

Additional financial information is provided in the Corporation’s comparative consolidated audited financial statements and Management’s Discussion and Analysis for the most recently completed financial year ended December 31, 2016, contained in the Corporation’s Annual Report for the year ended December 31, 2016. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., Box 6525, Station “D”, Calgary, Alberta, Canada T2P 3G7 and/or fax (403) 298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on SEDAR at www.sedar.com.

Investors, security analysts and others requiring additional financial information can visit www.huskyenergy.com/investorrelations or contact the Investor Relations department by one of the following methods:

E-mail: investor.relations@huskyenergy.com

Phone: 403-523-2395

Fax: 403-298-6515

Communication with the Board & Shareholder Engagement

The Board believes in the importance of regular and open dialogue with shareholders. Practices that Husky employs to encourage communication with shareholders include: participation in industry conferences; making available on the Corporation’s external website webcasts, audio, transcripts and/or slide decks of conference calls and presentations; maintaining an investor e-mail address and phone number; maintaining the Ethics Help Line; maintaining an external website with corporate and investor information posted on it; publishing an annual report and community report; and making the annual meeting of shareholders available via webcast.

Any shareholder or interested party who wishes to communicate with the Board of Directors may do so care of the Corporate Secretary, who will review the communication to determine, as appropriate, to forward the communication to the director to whom it is addressed (or who is best suited to field the inquiry if no individual director was identified as the recipient), or refer the inquiry to the appropriate corporate department if it does not appear to require direct attention by the Board. Communications may be addressed as follows:

Husky Energy Inc.

c/o Corporate Secretary

Box 6525, Station “D”

Calgary, Alberta, Canada T2P 3G7

SCHEDULE “A”

Statement of Corporate Governance Practices

The Board of Directors (the Board) of Husky Energy Inc. (the Corporation) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board but the Board has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures, which are monitored and reviewed on a continuous basis by the Corporate Governance Committee.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 – Corporate Governance Guidelines (NP 58-201) and National Instrument 52-110 – Audit Committees (NI 52-110) set out the rules regarding corporate governance best practices and rules relating to audit committees, respectively. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate Governance Committee and the Board. The Board and the Corporate Governance Committee have determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

Board of Directors

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation and its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation and its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen E. Bradley, Martin J.G. Glynn, Eva L. Kwok, Stanley T.L. Kwok, Frederick S.H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent, being nine of the 16 proposed nominees for election to the Board.

Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, Neil D. McGee and Frank J. Sixt are not independent within the meaning of NI 58-101 because they are either an executive officer of a major shareholder of the Corporation or of an affiliate of the Corporation’s major shareholders. Asim Ghosh is not independent under NI 58-101 as he was President & Chief Executive Officer of the Corporation within the last three years. Robert J. Peabody is not independent under NI 58-101 as he is President & Chief Executive Officer of the Corporation.

The other directorships which certain of the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out in their respective biographies contained on pages 5 through 20 of the Management Information Circular dated March 13, 2017 (the Circular), to which this Statement of Corporate Governance Practices is attached as Schedule “A”. The Corporate Governance Committee recognize the extensive qualifications and valuable experience of these individuals, as well as the time and diligence that they devote to their duties and responsibilities on the Board. The Co-Chairs and the Corporate Governance Committee have determined that the other current board memberships will not negatively affect the commitments or contributions of these individuals to the Board.

During four of the six Board meetings held during 2016 a portion of the meeting was held without management present. In addition, a portion of each of the 12 Committee meetings in 2016 was held without management present. Although five of the seven non-independent directors are not independent under NP 58-201 because, as described above, they are either an executive officer of a major shareholder of the Corporation or of an affiliate of the Corporation’s major shareholders, the Board is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors also met four times in 2016 without management and the non-independent directors being present.

The Board has appointed Co-Chairs of the Board, each of whom is not independent under NP 58-201 as each is an executive officer of affiliates of the Corporation’s major shareholders. Although not independent under NP 58-201, the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. In addition, William Shurniak, an independent director, is Deputy Chairman.

Similarly, the Board has not appointed a lead director. The roles of the Co-Chairs of the Board and the Chief Executive Officer are separated. In addition, the Board has a Corporate Governance Committee which is comprised of four independent directors. The Corporate Governance Committee has a broad mandate, and has a strong role in governance matters, including the review of related party transactions within previously established guidelines. It also reviews the agenda items for meetings of the Board to be held in the ensuing year and reviews concerns raised by the independent directors and oversees implementation of any approved course of action arising out of such review.

The principal responsibilities of the Co-Chairs include the oversight of the Board’s effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board’s independence from management, and the general administration of the Board’s relationship with the President & Chief Executive Officer and the other executive officers of the Corporation.

The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

The attendance records for the directors for all Board and Board Committee meetings are disclosed in their respective biographies contained on pages 5 through 20 of the Circular.

Board Mandate

The Board’s Mandate, setting out its duties and responsibilities, is attached to this Statement of Corporate Governance Practices as Appendix “1”. The Board, as a whole, regularly reviews its Mandate.

The Board is responsible for the annual review and approval of the Corporation’s strategic plan. The Board discusses and reviews with management all materials relating to the strategic plan and receives from management updates on the strategic plan throughout the year. Management is required to seek the Board’s approval for any transaction that would have a significant impact on the Corporation’s strategic plan. In addition, the Board holds an annual session on strategic planning in November of each year. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. In November 2016, the Board considered the following:

•	comparison of the Corporation’s actual performance to its target ranges on previously set financial, operational and health, safety and environment key performance metrics;

•	update on the North Saskatchewan River pipeline incident;

•	performance update on key strategic objectives related to the Corporation’s transformation of its foundation and three growth pillars;

•	the current and expected business environment in the oil and gas industry;

•	Toledo Refinery and Lima Refinery acquisition look backs, including actual and planned improvements;

•	critical risk review of the Corporation’s identified critical risks, and discussion of emerging risks related to the Corporation and its operations; and

•	the 2017 Budget and the 2017-2021 Business Plan developed by management.

As part of the Board’s stewardship responsibility, it oversees the identification of the principal risks of the Corporation and the implementation of appropriate systems to identify and manage such risks. The Audit Committee, Corporate Governance Committee, Compensation Committee and Health, Safety and Environment Committee report to the Board on their respective areas of oversight.

The Corporation’s Corporate Risk Management group developed an Enterprise Risk Management (ERM) framework and policy that was endorsed in 2012 by management. ERM enables management to identify and assess hazards and risks and ensure that appropriate risk mitigation procedures are in place. The Corporation has adopted ERM to support decision making with a comprehensive identification and assessment of hazards and risks that could impact the health and safety of people, property and the environment and the Corporation’s finances and reputation. The ERM framework and policy set a consistent risk assessment and reporting process across the Corporation. The Corporate Risk Management group conducts, at a minimum, annual reviews of the Corporation’s risks and mitigation activities. With ERM, the Corporation is able to provide greater certainty that risks are well managed. In 2016, the Audit Committee received an ERM update four times during the year, the Health, Safety and Environment Committee received an update once during the year, and the Board received an annual ERM update.

As part of the Health, Safety and Environment Committee’s risk oversight role, it receives updates from the Corporation’s Process and Occupational Safety group on Husky’s Operational Integrity Management System (HOIMS), which creates a framework for identifying hazards and establishing processes to eliminate, mitigate or control them. Comprised of 14 elements, HOIMS establishes procedures that reinforce process and occupational safety. The management system drives reliability and operational integrity, resulting in the protection of people, the environment and assets. HOIMS is the foundation for Husky’s approach to safety.

As part of the Compensation Committee’s risk oversight role, it reviews the Compensation Program to ensure an adequate level of risk mitigation is maintained. For further details, see the discussion under “Executive Compensation-Compensation Discussion and Analysis-Risk Mitigation in Compensation Program” on page 25 of the Circular.

For a detailed explanation of the major risks applicable to the Corporation, see the Corporation’s 2016 Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016.

Position Descriptions

The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and have the responsibilities described above under “Board of Directors” in this Statement of Corporate Governance Practices.

The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed regularly by the Corporate Governance Committee.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.com.

The Board has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board under the Board’s Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation’s overall strategic plan and budget. The Board has also approved the President & Chief Executive Officer’s specific discretionary authority.

The Duties and Responsibilities of the President & Chief Executive Officer are reviewed annually by the Corporate Governance Committee.

A copy of the Duties and Responsibilities for the President & Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.com.

Orientation and Continuing Education of Directors

The Corporation has established and maintains an orientation program for new directors which includes briefings with management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information. In addition, all directors annually receive a Directors Handbook containing, among other things, the Board’s Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Mandates and various corporate policies.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors and, if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board’s continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities. Specific management presentations and updates during 2016 included:

•	monthly operational and financial updates;

•	quarterly presentations of financial information and operations;

•	Lloydminster area production;

•	risk management;

•	LNG pricing and supply trends;

•	the global price environment and supply and demand outlook; and

•	government and regulatory update.

The Corporation also annually holds an Investor Day Presentation and a Health, Safety & Environment Summit, which some of the directors attend. From time to time, directors may participate in site visits to the Corporation’s major facilities.

Ethical Business Conduct

The Corporation has a Code of Business Conduct (the Code) that is applicable to all directors, officers and employees of the Corporation. A copy of the Code can be found on the Corporation’s website at www.huskyenergy.com and at www.sedar.com. Pursuant to the Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law.

The Corporation also has an Ethics Help Line, a reporting mechanism that provides an avenue for employees and external stakeholders to anonymously report potential breaches of the Code. Reports may be filed in two ways: by calling a toll-free telephone number, or online through a web-based reporting system. Reports deemed to require investigation will be investigated by the Help Line Investigations Committee, which consists of representatives from legal, corporate security, human resources, health, safety and environment, and internal audit.

The Board, through the Audit Committee, monitors compliance with the Code by reviewing with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation. The Audit Committee is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2016.

As part of its Mandate, the Corporate Governance Committee reviews related party transactions within previously established guidelines. Related party transactions below an established monetary threshold do not require pre-approval, but are reported on annually to the Corporate Governance Committee. Related party transactions above this threshold require approval of the Corporate Governance Committee before proceeding. The Corporate Governance Committee reviews such transactions to ensure they reflect market practice and commercial arm’s length terms, and are in the best interests of the Corporation. The Corporate Governance Committee has the ability to, and has exercised its ability to, retain independent counsel to advise on, and independent advisors to provide fairness opinions on, proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board. For those related party transactions of an ongoing nature, management provides the Corporate Governance Committee with annual updates. If deemed necessary and appropriate, the Board will form an Independent Committee to consider a proposed related party transaction and the Corporate Governance Committee will have no involvement in the review process. The Board formed such an Independent Committee in 2016 to review, consider and make a recommendation to the Board with respect to the completion of the sale of select midstream assets in the Lloydminster region of Alberta and Saskatchewan to a limited partnership in which Cheung Kong Infrastructure Holdings Limited has a 16.25% interest and Power Assets Holdings Limited has a 48.75% interest.

The Board’s responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board Mandate, (iv) the Corporation’s Code of Business Conduct, (v) the Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Mandate of each of the Board Committees, and (viii) other corporate policies and applicable laws.

The Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation’s securities.

Information regarding the Ethics Help Line and a copy of the Company Communications Disclosure and Insider Trading/Reporting Policy can be found on the Corporation’s website at www.huskyenergy.com.

Nomination of Directors

The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are reviewed by the Corporate Governance Committee in consultation with the Co-Chairs and, thereafter, are presented to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding qualifications of candidates for Board membership, such as background, business, board and international experience and technical skills (financial, legal, human resources, executive compensation), as well as the Board Diversity Policy, which assists in effectively selecting directors with competencies that best meet the needs of the Board at any point in time.

A copy of the Mandate of the Corporate Governance Committee describing the Committee’s director nomination process can be found on the Corporation’s website at www.huskyenergy.com.

The Board does not have a separate nominating committee as this function is performed by the Corporate Governance Committee in consultation with the Co-Chairs. All of the members of the Corporate Governance Committee are independent directors.

Compensation

For a discussion of the determination of compensation for the Corporation’s officers and directors and of the Board’s Compensation Committee see the discussion under “Business of the Meeting – Election of Directors – Director Compensation” on page 21 and “Executive Compensation” on pages 24 to 39 of the Circular, which are incorporated by reference herein.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The Mandate of the Health, Safety and Environment Committee is to:

1.	review, on a periodic basis, the Corporation’s HS&E policy, management systems and programs and any significant policy contraventions;

2.	review, on a periodic basis, the Corporation’s HS&E audit program and significant findings resulting from the program;

3.	review, on a periodic basis, compliance with governmental orders, conduct of litigation and other proceedings relating to HS&E matters;

4.	review, on a periodic basis, actions and initiatives undertaken to mitigate HS&E risk and/or HS&E matters having the potential to affect the Corporation’s activities, plans, strategies or reputation; in addition, the Committee oversees the Corporation’s risk management framework and related processes in relation to HS&E matters;

5.	conduct a periodic review of the Corporation’s environmental remediation program;

6.	monitor, on a periodic basis, the relationship with regulatory authorities and others outside the Corporation (including joint venture partners, neighbouring property owners, stakeholders and shareholders) on HS&E issues;

7.	act in an advisory capacity to the Board;

8.	carry out such other responsibilities as the Board may, from time to time, set forth; and

9.	advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, in such detail as is responsibly appropriate.

For further information concerning the Corporation’s community engagement and environmental initiatives please refer to the Corporation’s Community Report for 2015, available on the Corporation’s website at http://www.huskyenergy.com/downloads/abouthusky/publications/sustainabledevelopment/CommunityReport2015/index.php.

The members of each Committee are disclosed on page 39 and the attendance records at Board Committee meetings are disclosed in their respective biographies contained on pages 5 through 20 of the Circular.

Assessments

The assessment of Board effectiveness is carried on through a formal process involving the completion of annual surveys by all of the directors and an informal process of engagement and dialogue between the Co-Chairs and the individual directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee and the Co-Chairs and discussed with the directors, as required.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

Director Term Limits

The Corporation has not implemented a policy mandating term limits for directors, which the Board believes is in the best interest of the Corporation. The Corporation values the comprehensive knowledge of the Corporation and its operations that long serving directors possess and the contribution that this makes to the Board as a whole. Tenure will be determined on the basis of contribution and continued evidence of the exercise of independent judgment.

Representation of Women on the Board and as Executive Officers

The Corporation has adopted a Board Diversity Policy, which establishes the approach the Board takes to diversity when considering its composition. Board diversity is considered to be made up of a number of sources, including but not limited to gender, age, race, cultural and educational background, professional experience, skills, knowledge, regional and industry experience and length of service. These differences will be considered in determining the optimum composition of the Board and are balanced appropriately. While diversity is a key critical consideration, all Board appointments are made on merit, in the context of skills, experience, independence and knowledge which the Board as a whole requires to be effective.

The Corporate Governance Committee, in coordination with the Co-Chairs of the Board, reviews and assesses Board composition and recommends the appointment of new directors. The Corporate Governance Committee reviews the Board Diversity Policy annually to ensure its effectiveness and, as required, will recommend any revisions to the Board for approval.

The Corporation has a Diversity & Respectful Workplace Policy, which applies to all Husky employees and contractors. This policy has as a guiding principle fair representation of women at all levels of the organization. This principle informs executive officer appointments.

The Corporation has not adopted a target regarding women on the Board. The focus is on attracting the competencies that best meet the needs of the Board at any point in time. This focus, however, always considers the principles set out in the Board Diversity Policy. In reviewing Board composition, the Corporate Governance Committee, in conjunction with the Co-Chairs, will consider all aspects of diversity including, but not limited to, gender.

Currently two out of the 16 (12.5%) directors on the Board are women.

The Corporation has not adopted a target regarding women in executive officer positions. The focus is on attracting the competencies that best meet the needs of the Corporation at any point in time, while considering and honouring the guiding principle of fair representation of women at all levels of the organization as set out in the Corporation’s Diversity & Respectful Workplace Policy. The Corporation considers and reflects upon the various factors that inform this matter and takes the approach of continually striving to improve through the creation and implementation of policies and the fostering of a culture that is encouraging and accepting of diversity, rather than setting targets.

Currently one out of the 16 (6.25%) executive officers of the Corporation is a woman.

APPENDIX 1

Husky Energy Inc.

Board of Directors Mandate

Subject to the Articles and By-laws of Husky Energy Inc. (the “Corporation”) and applicable laws, the Board of Directors of the Corporation (the “Board”) has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;

2.	provide supervising leadership and direction to the President and Chief Executive Officer and senior management of the Corporation;

3.	assess the President and Chief Executive Officer’s performance;

4.	approve policies appropriate for the business of the Corporation;

5.	approve corporate strategies and goals of the Corporation; and

6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President and Chief Executive Officer. The Board will give direction and guidance, through the President and Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President and Chief Executive Officer is expected to keep senior management informed of the Board’s evaluation of the senior management in achieving and complying with established corporate objectives.

A.	COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

2.	immediately following each annual general meeting:

i.	appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and

ii.	elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time;

3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;

4.	appoint the President and Chief Executive Officer of the Corporation, who will be a member of the Board; and

5.	on the recommendation of the President and Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

B.	MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-laws of the Corporation, the President and Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

C.	SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.	Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President and Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).

2.	Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President and Chief Executive Officer, monitor the success of such corporate and senior management performance.

3.	With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.

4.	In regards to the Corporation’s management:

i.	Delegate to the President and Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President and Chief Executive Officer.

ii.	With advice from the Compensation Committee, establish the duties and responsibilities of the President and Chief Executive Officer and assess and evaluate the performance of the President and Chief Executive Officer against such standards.

iii.	Approve operational policies within which senior management will operate.

iv.	Take reasonable steps to ensure the Corporation has management of the highest caliber.

v.	Take reasonable steps to ensure that the President and Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

vi.	With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance.

vii.	Keep in place adequate and effective succession plans for the President and Chief Executive Officer and senior management and review such plans on an annual basis.

5.	With advice from the Audit Committee, approve the Corporation’s annual financial plans.

6.	With advice from the Audit Committee, oversee the integrity of the Corporation’s internal controls and management information systems.

7.	Approve the Corporation’s communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

8.	Require that it be kept informed of the Corporation’s major activities and performance and take appropriate action to correct inadequate performance.

9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:

i.	the establishment of regular “in camera sessions” without the President and Chief Executive Officer and senior management being present and from time to time meetings of only the independent directors; and

ii.	the engagement of outside advisers, at the Corporation’s expense.

Effective Date: May 6, 2014